

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2014

<u>Via E-mail</u>
Dr. Eric Leire
Chief Executive Officer
DanDrit Biotech USA, Inc.
P.O. Box 189
Randolph, VT 05060

> **Re:** **DanDrit Biotech USA, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 25, 2014**
> **File No. 333-193965**

Dear Dr. Leire:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Comparison of the Years Ended December 31, 2013 and December 31, 2012, page 32</u>

1. Refer to your response to our prior comment 1. Please correct the year in the third sentence of the discussion for $390,437 of consulting expenses to December 31, 2013 as opposed to 2012.

2. Please correct the years in the discussion for depreciation and amortization expenses to refer to December 31, 2013 and 2012 as opposed to December 31, 2014 and 2013.

<u>Our Business</u>
<u>Clinical Trials Data and Product Approvals, page 42</u>

3. We note your response to our prior comment 7. Please amend your registration statement

to include the information you provided in your response to our comment.

Related Party Transactions, page 74

4. We note that you deleted the disclosure regarding the aggregate amount involved in your related party transaction with Samir Masri. Please restore this disclosure in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Wuenschell at (202) 551-3705 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

                            Sincerely,

                            /s/ *Daniel Greenspan for*

                            Jeffrey P. Riedler
                            Assistant Director

cc: <u>Via E-mail</u>
        David N. Feldman
        Richardson & Patel LLP
        The Chrysler Building
        405 Lexington Avenue, 49th Floor
        New York, NY 10174